SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                              Amendment No. 1
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              WLR Foods, Inc.
                             (Name of Issuer)

                         Common Stock, no par value
                      (Title of Class of Securities)


                                 929286102
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                               May 19, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:


                            Page 1 of 11 pages

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 2 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN & CO., L.P.                                   13-3321472

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          587,900 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            587,900 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    587,900 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.4% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 3 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN FOCUS FUND L.P.                    13-3746015

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          33,200 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            33,200 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    33,200 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .3% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 4 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN INTERNATIONAL LIMITED

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          145,300 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            145,300 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    145,300 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3% (See Item 5)

14) TYPE OF REPORTING PERSON
         CO

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 5 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS L.P.                  13-3544838

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

SEC  USE ONLY


4)  SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          621,100 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            621,100 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    621,100 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.7% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 6 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS INC.                  13-3537972

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          766,400 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            766,400 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    766,400 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0% (See Item 5)

14) TYPE OF REPORTING PERSON
         CO

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 7 of 11 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARK DICKSTEIN

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          766,400 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            766,400 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    766,400 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0% (See Item 5)

14) TYPE OF REPORTING PERSON
         IN

                      Amendment No. 1 to Schedule 13D


    This statement amends the Schedule 13D, dated May 2, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, no par value, (the "Common Stock"), of WLR Foods, Inc., a Virginia corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I.   Item 3 of the Schedule 13D, "Source and Amount of
Funds or Other Consideration," is amended and restated in its entirety as follows:

         "The costs of the shares of Common Stock reported owned by Dickstein & Co., Dickstein Focus and Dickstein International was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In the case of Dickstein & Co., the total cost of the reported shares was $17,709,681. In the case of Dickstein Focus, the total cost of the reported shares was $1,005,606. In the case of Dickstein International, the total cost of the reported shares was $4,372,013."

         II. Items 5(a) and 5(c) of the Schedule 13D, "Interest in Securities of the Issuer" are amended and restated as follows:

         "(a) The Reporting Persons beneficially owned an aggregate of 766,400 shares of Common Stock, representing approximately 7.0% of the shares of Common Stock. Dickstein & Co. beneficially owns 587,900 of such shares of Common Stock (approximately 5.4% of the shares outstanding); Dickstein Focus beneficially owns 33,200 of such shares of Common Stock (approximately .3% of the shares outstanding); and Dickstein International beneficially owns 145,300 of such shares of Common Stock (approximately 1.3% of the shares outstanding)."

         "(c) Except as set forth on Schedule II annexed hereto and Schedule II to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                                 SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: May 20, 1994


                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:  Mark Dickstein

                          TRANSACTIONS IN COMMON                SCHEDULE II
                         STOCK OF WLR FOODS, INC.

Shares  Purchased  by  Dickstein  &  Co.,  L.P.

           Number of
            Shares      Price per                   Total
Date       Purchased      share       Commission    Cost
5/17/94     20,000      29.2500         25.00   585,025.00
5/17/94     20,000      29.1820         25.00   583,665.00
5/18/94     24,000      29.6460         25.00   711,529.00
5/18/94     20,000      29.2841         25.00   585,707.00
5/19/94     31,600      28.7411         25.00   908,243.76
5/19/94     25,800      28.7890         25.00   742,781.20

Shares Purchased by Dickstein International Limited

           Number of
            Shares      Price per                   Total
Date       Purchased      share       Commission    Cost
5/17/94      4,800      29.2500         25.00   140,425.00
5/17/94      5,000      29.1820         25.00   145,935.00
5/18/94      6,000      29.6460         25.00   177,901.00
5/18/94      5,000      29.2841         25.00   142,445.50
5/19/94     14,200      28.7890         25.00   408,828.80

Shares Purchased by Dickstein Focus Fund L.P.

           Number of
            Shares      Price per                   Total
Date       Purchased      share       Commission    Cost
5/17/94      1,800      28.2500         25.00    52,675.00
5/18/94      2,500      29.2841         25.00    73,235.25
5/19/94      3,400      28.7411         25.00    97,744.74